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                           October 5, 2021

       Sandra Shpilberg
       Chief Executive Officer
       Sanaby Health Acquisition Corp. I
       2625 Middlefield Road #990
       Palo Alto, CA 94306

                                                        Re: Sanaby Health
Acquisition Corp. I

       Dear Ms. Shpilberg:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed September 22, 2021

       Use of Proceeds, page 65

   1. Disclosure on page 116 states that you have engaged CCM to provide advisory services for an upfront fee of
$900,000 upon closing of the offering, and a deferred fee
                                                        of $1,575,000 (or
$1,811,250 if the over-allotment option is exercised) upon
                                                        consummation of the
business combination. Please revise your use of proceeds section to disclose payment of the
upfront and deferred fees and the relationship between CCM and the sponsor. Please
also file the agreement with CCM as an exhibit to the registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sandra Shpilberg
Sanaby Health Acquisition Corp. I
October 5, 2021
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 if you have any questions.



                                                           Sincerely,
FirstName LastNameSandra Shpilberg
                                                           Division of
Corporation Finance
Comapany NameSanaby Health Acquisition Corp. I
                                                           Office of Real
Estate & Construction
October 5, 2021 Page 2
cc:       Eric Klee, Esq.
FirstName LastName